Exhibit 99.1

Maglan Capital LP
25 West 39th Street
New York, NY 10018
Telephone: (212) 300-6700

November 12, 2013

Mr. Edward D. Horowitz, Chairman of the Board of Directors
Paul H. Sunu, Chief Executive Officer
Dennis J. Austin
Peter C. Gingold
Michael J. Mahoney
Michael K. Robinson
David L. Treadwell
Wayne Wilson

c/o FairPoint Communications, Inc.
521 E Morehead St
Charlotte, NC 28202

Gentlemen-

Investment funds affiliated with Maglan Capital LP have been, and continue to be, significant stockholders of FairPoint Communications, Inc. (“FairPoint” or the “Company”).  As we have stated in the past, we believe there is a serious discrepancy between FairPoint’s improved capital structure, operating performance and prospects, on the one hand, and its current market valuation, on the other.  It continues to be our view that this discount is directly attributable to the failure of the Board of Directors (the “Board”) to take the actions necessary to protect and enhance shareholder value.  It has become increasingly clearer to us that as a matter of Board priority, shareholder value is anything but paramount.  Specifically, we are troubled that the Company remains closed-minded to alternative value creation initiatives, and instead appears solely focused on pursuing the status quo.

As you well know, since our previous public correspondence in April, we have made every effort to engage with management and the Board in a productive manner and to highlight for you the significant opportunities that exist at FairPoint for substantially improving value for shareholders.  We have been patient and constructive at every turn.  First, we met with Messrs. Ed Horowitz and Paul Sunu to more fully discuss the views expressed in our April letter.

MAGLAN CAPITAL   25 WEST 39TH STREET, 2TH FLOOR   NEW YORK, NY 10018   Tel: 212.300.6700   Fax: 646.478.9337   www.maglan.com

After relaying and discussing the substance of our meeting with the full Board, Messrs. Horowitz and Sunu informed us that the Board has little interest in pursuing our recommended value-enhancing opportunities, but would extend an open invitation for us to speak with the full Board.  We accepted the invitation and presented in-person to the full Board in August.

During our August presentation, we highlighted the following points for the full Board:

•	FairPoint’s equity is substantially undervalued in comparison to its peers;

•	FairPoint has made considerable operational progress (top-line stabilization and growth and cost reduction) that has led to, among other things, considerable and sustainable net free cash flow;

•	FairPoint has refinanced its debt to allow for, among other things, the institution of a recurring dividend and/or share buybacks; and

•	To improve value for shareholders, the Company should immediately:
o	institute a recurring dividend in order to attract new long-term investors; and/or
o	implement a substantial share repurchase.

While we appreciate the dialogue we have had with the Board to date, we are extremely disappointed that our recommended alternatives for significantly enhancing shareholder value have largely fallen on deaf ears.

We are encouraged by the Company’s recent operational performance and Q3 2013 results. For the first time, the Company had sequential growth in revenue- a remarkable feat for a traditional ILEC which should not go unnoticed.  Sequential growth shows that management is executing on its strategy to convert the ILEC into a CLEC and is a precursor to year-over-year growth.  Operationally, it is clear to us that the Company has turned a substantial corner.  As we had previously predicted in our April letter, costs have been reduced to the point that the Company reduced its capex guidance for 2013.  We do not understand, however, why the Company continues to issue words of caution about the uncertainty of this positive trend, which fuels short-selling.

Despite the recent operational improvements, we believe that FairPoint will only be able to unlock its significant intrinsic value once it demonstrates a meaningful and firm commitment to return capital to shareholders.  Clearly, the Board is confident in the Company’s excess cash flow, as evidenced by the decision to increase the voluntary contribution to the Company’s pension obligations by close to 200% of the minimum contribution amount for 2013 to $14.6mm.  In our view, these voluntary pension payments, including voluntary debt payments utilizing excess cash from FY 2012, only exacerbate the serious concerns that FairPoint shareholders have about the Company’s capital allocation decisions.

In short, all of the valuation and cash-flow arguments that we put forth in our original filing have only been reinforced over the past several months. FairPoint’s stock trades at a significant discount to its peers -- approximately at a 2x EV/EBITDA discount.  A dividend in-line with its peers would be an accretive value-creation decision by the Company that would be welcomed by existing shareholders and that would help attract new long-term investment.  Instead, the Company’s inaction and commitment to the status quo has fostered a wave of detrimental short-selling.

(in millions)	2013 Estimated	2014 Estimated	2015 Estimated
Revenue	$943	$950	$960
EBITDA	$269	$280	$315
CapEx	$125	$120	$120
Pension	$22	$30	$30
OPEB	$5	$5	$5
Interest expense	$79	$76	$72
Free Cash Flow	$38	$49	$88
Free Cash Flow per share	$1.44	$1.86	$3.33
Dividend/share (at 65% of FCF)	$0.94	$1.21	$2.17

It is high time for FairPoint to be orchestrating shareholder-friendly capital allocation policies. The Company is clearly able to accomplish this from a cash flow and contractual perspective.  For more than eight months, we have tried to impress this upon management and the Board, yet we have been rebuffed and ignored.

In addition to the Board’s refusal to return capital to shareholders, the Company has failed to make any progress on the divestiture of non-core assets.  In spite of clarity that the future and growth of FairPoint does not include the Telecom Group, there is no evidence that the Board is actively pursuing a sale or review of strategic alternatives for this asset.

In light of the foregoing, it is clear that the current Board is inadequately representing the best interests of the Company’s shareholders and that a change in Board composition is absolutely required at this time.  We are increasingly uncomfortable with the direction of the Company and the leadership of the Board.  We urge you to immediately engage in a constructive dialogue with us in furtherance of reconstituting the Board by expanding the board from eight to nine directors, and replacing two current directors with three new, highly-qualified independent directors.  Should you refuse to work with us to improve the Board in such a manner, we are fully prepared to solicit the support of our fellow shareholders to elect new directors at the 2014 Annual Meeting who are committed to representing the best interests of all FairPoint shareholders.  Thank you for your attention on these matters.  We remain ready to have a constructive dialogue with the Board and continue to believe a significant opportunity exists to create value for all shareholders.

Sincerely,

MAGLAN CAPITAL LP	MAGLAN CAPITAL LP
By: /s/ Steven Azarbad Name: Steven Azarbad Title: Co-Founder and Portfolio Manager	By: /s/ David D. Tawil Name: David D. Tawil Title: Co-Founder and Portfolio Manager

Contact:
Monarch Communications, Inc.
Jeff Siegel, (516) 569-4271

cc:  Steve Wolosky, Olshan Frome Wolosky LLP